News Release

RESIN SYSTEMS STARTS SHIPMENTS OF POLES TO CHINA FOR TESTING AND APPROVAL

Edmonton, Alberta, April 18, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company, through its operating division, RS Technologies (collectively "RS"), started shipments of RStandard™ transmission poles to China. The poles will be used by Jiangsu Far-East Group Co., Ltd. and the Shenzhen Chamber of Commerce for Electric Power Service to complete the testing and product approvals for the Chinese power grid.

A series of shipments will be sent over the next few months for testing and approval. The process includes structural testing at the SG Electric Power Construction Research Institute and electrical testing at the Wuhan High Voltage Research Institute. RStandard poles will then be installed in China’s live grid for approval.

“The recently announced commissioning of our two Calgary production cells was a critical step in the production of transmission poles over 32 metres (105 feet) needed for China.” said Greg Pendura, Chairman, President and Chief Executive Officer of RS. “The installation of our RStandard poles in the Chinese grid in June will mark two significant milestones: the first composite transmission poles in China and the first delivery of 41 metre (135 foot) transmission poles in a 12 metre (40 foot) ocean container.”

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 "Version" and "RStandard" are trademarks of Resin Systems Inc.

For further information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:gregp@grouprsi.com

www.grouprsi.com